UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Hunter Maritime Acquisition Corp.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
Y37828111
(CUSIP Number)
Davina Guinness
OxAM House
6 George Street
Oxford
United Kingdom
OX1 2BW

+44 1865 248248
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: Y37828111

1	NAME OF REPORTING PERSON: OxFORD ASSET MANAGEMENT LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,255,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,255,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: Y37828111
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Shares (the “Shares”), of Hunter Maritime Acquisition Corp. (the “Issuer”), whose principal executive offices are located at c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands, MH96960.
ITEM 2.	IDENTITY AND BACKGROUND:
(a-c,f) This Schedule 13D is filed on behalf of OxFORD Asset Management LLP (“OxFORD” or the “Reporting Person”). This Schedule 13D relates to Shares held for the account of OxAM Quant Fund Limited, a Cayman Islands exempted company (“OxAM”). OxAM has in place an Investment Advisory Agreement with OxFORD, pursuant to which OxFORD serves as the investment adviser to OxAM. In such capacity, OxFORD may be deemed to exercise the voting and dispositive power over the Shares held for the account of OxAM. The address of the principal business office of OxFORD is OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW. OxFORD is a limited liability partnership incorporated in England and Wales. (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The funds used for the purchase of the Shares reported herein by the Reporting Person were working capital or margin account borrowings of OxAM made in the ordinary course of business of OxAM. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $12,876,000, including commissions, was paid to acquire the Shares referred to herein.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Person acquired the Shares for investment purposes and in the ordinary course of OxAM’s business, pursuant to investment strategies, because OxFORD, as investment adviser, believed that the Shares, when purchased, represented an attractive investment opportunity. The investment opportunity arose pursuant to the Issuer’s offer being made upon the terms and subject to certain conditions set forth in the Tender Offer Statement dated February 12, 2019 (the “Tender Offer”), which, as amended or supplemented from time to time, constitute the offer (the “Offer”). The Reporting Person intends to accept the Offer and tender the position reported in this Schedule 13D. Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) As of February 25, 2019, OxFORD may be deemed to be the beneficial owner of 1,255,000 Shares held for the account of OxAM, which equates to approximately 57.7% of the total number of Shares outstanding. The percentages noted herein are based on 2,173,750 Shares reported as outstanding as of February 12, 2019, in the Issuer’s Tender Offer statement on Form TO-I, dated February 12, 2019. (b) The beneficial ownership figures reported in Item 5(a) reflects the Reporting Person's sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Shares. (c) The trading dates, number of Shares acquired and disposed of, the price per share and how the transactions were effected for all transactions in the Shares by the Reporting Person within the past sixty days are set forth in Exhibit A. (d) OxAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
This Item 6 is not applicable.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit A: Schedule of Transactions, in response to Item 5(c)

CUSIP No.: Y37828111
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 04 2019	OxFORD ASSET MANAGEMENT LLP By: /s/ DAVINA GUINNESS Name: DAVINA GUINNESS Title: CHIEF COMPLIANCE OFFICER
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: Y37828111
EXHIBIT A SCHEDULE OF TRANSACTIONS Each of the following transactions was effected by the Reporting Person in the open market through a broker. Trade Date Buy/Sell Quantity Price per Share February 22, 2019 Buy 900,000 $10.25 February 25, 2019 Buy 355,000 $10.25